SNYDER OIL CORPORATION PROFIT
                            SHARING AND SAVINGS PLAN
                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
                       MAY 24, 1999 AND DECEMBER 31, 1998

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------


                                    FORM 11-K


                            ------------------------

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


               FOR THE PERIOD JANUARY 1, 1999 THROUGH MAY 24, 1999



                            ------------------------



             SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN



                            ------------------------



                           SANTA FE SNYDER CORPORATION
                             840 GESSNER, SUITE 1400
                              HOUSTON, TEXAS 77024

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, persons who administer the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                                        SNYDER OIL CORPORATION
                                               PROFIT SHARING AND SAVINGS PLAN



                                          By:  _________________________________
                                               Mark A. Older
                                               Member - Employee Benefits
                                                Committee

Date: __________________________________

SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
--------------------------------------------------------------------------------

                                                                       PAGE
(a)   Financial Statements:

     Reports of Independent Accountants                               1 - 2

     Statement of Net Assets Available for Plan Benefits at
       May 24, 1999 and December 31, 1998                               3

     Statement of Changes in Net Assets Available for Plan
       Benefits for the period January 1, 1999 through
       May 24, 1999 and the year ended December 31, 1998                4

     Notes to Financial Statements                                    5 - 10

(b)  Supplemental Schedule*:

     Assets Held for Investment Purposes at May 24, 1999               11

(c)  Exhibits:

     23.A Consent of PricewaterhouseCoopers LLP                       12

     23.B Consent of Arthur Andersen LLP                              13





* All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Employee Benefits Committee of
Santa Fe Snyder Corporation


In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Snyder Oil Corporation Profit Sharing and Savings Plan (the
Plan) at May 24, 1999, and the changes in net assets available for plan benefits for the period January 1, 1999 through May 24, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at May 24, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Houston, Texas
July 10, 2000

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Advisory Committee of the
Snyder Oil Corporation Profit Sharing and Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of the Snyder Oil Corporation Profit Sharing and Savings Plan (the
Plan) as of December 31, 1998, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements, and the schedules referred to below, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998, and the changes in net assets available for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes (Schedule I) and reportable transactions (Schedule II) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Arthur Andersen
Fort Worth, Texas
June 21, 1999

SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
--------------------------------------------------------------------------------
                                                       MAY 24,     DECEMBER 31,
                                                        1999           1998

Investments, at fair value:
   Mutual funds ................................     $16,693,099     $17,305,454
   Snyder Oil Corporation common stock .........                       1,228,149
   Santa Fe Snyder Corporation common stock ....       1,497,404
   Loans to participants .......................         122,982         152,903
                                                     -----------     -----------
      Total investments ........................      18,313,485      18,686,506
Liabilities:
   Due to other plan ...........................      18,313,485
                                                     -----------     -----------

Net assets available for plan benefits .........     $      --       $18,686,506
                                                     -----------     -----------

   The accompanying notes are an integral part of these financial statements.

SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
--------------------------------------------------------------------------------

                                                        PERIOD JANUARY 1,
                                                          1999 THROUGH     YEAR ENDED
                                                            MAY 24,       DECEMBER 31,
                                                             1999            1998
Additions to net assets attributed to:-
   Investment income:
     Interest and dividends ........................    $     97,804     $    926,202
     Net appreciation (depreciation) of investments:
      Mutual funds .................................       1,008,752          529,956
      Snyder Oil Corporation common stock ..........         322,243         (361,100)
      Santa Fe Snyder Corporation common stock .....          28,789
   Contributions:
     Employer ......................................         394,531          941,642
     Employee ......................................         764,287        1,743,222
     Other receipts ................................                           35,258
                                                        ------------     ------------
      Total additions ..............................       2,616,406        3,815,180
                                                        ------------     ------------
Deductions from net assets attributed to:
   Net benefits paid to participants ...............       2,989,427        1,813,415
   Transfers to other plan .........................      18,313,485        4,265,049
                                                        ------------     ------------
      Total deductions .............................      21,302,912        6,078,464
                                                        ------------     ------------
Changes in net assets ..............................     (18,686,506)      (2,263,284)
Net assets available for plan benefits:
   Beginning of period .............................      18,686,506       20,949,790
                                                        ------------     ------------

   End of period ...................................    $       --       $ 18,686,506
                                                        ------------     ------------

SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
MAY 24, 1999 AND DECEMBER 31, 1998
--------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following description of the Snyder Oil Corporation Profit Sharing and Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions, as the document is controlling at all times.

      GENERAL
      The Plan is a defined contribution plan for employees of Snyder Oil Corporation (SOCO or the Company) and is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA). In 1996, the Plan was amended and restated to allow for more than one employer and to comply with the Small Business Job Protection Act of 1996.

      Effective May 5, 1999, SOCO merged with Santa Fe Energy Resources, Inc. (Santa Fe) (the Merger) and adopted the name Santa Fe Snyder Corporation
      (SFS). In conjunction with the Merger, the Board of Directors approved the immediate vesting of Plan benefits for all persons employed on the Merger date. On May 24, 1999, the transfer of the Plan assets was completed to the trustee of the surviving Santa Fe Snyder Savings Investment Plan (SFS
      Plan). Prior to the Merger, both plan agreements were reviewed by independent counsel to ensure that benefits were not reduced for the plan participants.

      Patina Oil and Gas Corporation (Patina), a 74 percent-owned SOCO affiliate and the successor entity to Gerrity Oil and Gas Corporation (Gerrity), adopted the Plan for the benefit of its eligible employees and, effective August 16, 1996, the Gerrity 401(k) Plan assets were merged into the Plan. In October 1997, SOCO sold its interest in Patina. As such, in January 1998, plan assets of $4.3 million attributable to Patina employees were transferred out of the Plan to a separate plan to be administered by Patina.

      ADMINISTRATION OF THE PLAN
      The Plan is administered by the Plan's advisory committee comprising three employees approved by the SOCO Board of Directors.

      Prior to completing the final transfer of the Plan's net assets, each share of SOCO stock held in the Plan was exchanged immediately after the merger for 2.05 shares of SFS stock. Upon the Plans merging, Putnam Investments became the investment manager, recordkeeper and trustee for all plan assets. Additionally, all mutual and collective trust funds were mapped to similar Putnam funds and loan balances were transferred for all active participants.

      Prior to January 1998, Barclays Global Investors served as the trustee of the Plan. Effective January 1998, SOCO designated Merrill Lynch Trust Company as the trustee of the Plan upon their acquisition of Barclays Global Investors.

      ELIGIBILITY
      Substantially all salaried, full-time employees of the Company are eligible to participate in the Plan. Employees become eligible to participate in the Plan on the first entry date after the employee attains age 18 and completes four months of service. The entry dates for the

SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
MAY 24, 1999 AND DECEMBER 31, 1998
--------------------------------------------------------------------------------

      Plan were January 1 and June 1. On May 19, 1998, the entry requirements of the Plan were amended to allow eligible employees to participate on the first January 1, April 1, July 1 or October 1 after completing three months of service.

      CONTRIBUTIONS
      Subject to certain maximum limitations imposed by the Internal Revenue Code, a participant can elect to contribute to the Plan up to 15% of his or her annual pre-tax compensation. In 1998, the Plan was amended whereby a participant can change the applicable percentage or completely suspend his or her annual contributions effective at the beginning of any calendar year quarter in accordance with the Plan. The Plan also allows employees to "rollover" contributions from another qualified plan to the Plan.

      Employer contributions to the Plan are entirely discretionary and determined on an annual basis independently by the SOCO Board of Directors. Employer contributions are allocated to participants independently based upon annual compensation, in a manner defined by the plan agreement. Contributions are allocated in accordance with permitted disparity provisions of Internal Revenue Code Section 401(1) not to exceed the sum of 5.7% of the participant's eligible salary not exceeding the Federal Insurance Contributions Act (FICA) taxable wage base, as defined, and 11.4% of eligible salary in excess of the FICA taxable wage base, as defined. Eligible salary excludes overtime and bonuses. Effective with the Merger on May 5, 1999, the SOCO Compensation Committee approved an interim company contribution to the SOCO plan whereby all active plan participants received a contribution equal to a minimum of 7% of eligible participants' earnings through April 30, 1999.

      PARTICIPANT ACCOUNTS
      Each participant's account is credited with the participant's contributions and an allocation of (a) the Company's contribution, (b) earnings from the plan funds in which the participant has invested and (c) forfeitures of the unvested portion of terminated participants' accounts. Allocations are based on participant earnings or account balances, as defined.

      VESTING
      Participants are 100% vested at all times with respect to their contribution and rollover accounts. Vesting in employer contribution accounts is based on years of service. A participant is 40% vested after two years, 80% vested after three years and 100% vested after four or more years of service. In addition, participants also become fully vested in their employer contribution accounts upon reaching their normal retirement date as defined by the Plan, or upon death or total disability of the participant. Effective with the Merger, all company contributions made on, or prior to, May 5, 1999, and any related earnings, became 100% vested.

      INVESTMENTS
      The Plan allows participants several investment options in which to invest their individual and employer contribution accounts which can be changed at any time throughout the year. Investment income is allocated to participants based upon the ratio of their participant account balance to the total participants' accounts in a manner defined by the plan agreement.

SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
MAY 24, 1999 AND DECEMBER 31, 1998
--------------------------------------------------------------------------------

      Upon enrollment in the Plan, a participant may direct employee contributions in any of the following investment options:

      FUND 1 - the "RET PRESERVATION TRUST FUND" invests primarily in U.S. government obligations, investment contracts and other high-quality securities. Has low volatility and low earnings potential.

      FUND 2 - the "CORPORATE BOND FUND" invests in domestic and foreign fixed income securities generally rated at or below BBB by Standard & Poor's Rating Group.

      FUND 3 - the "CAPITAL CLASS D FUND" invests in a changing mix of stocks, bonds and cash equivalents. Aims for a high level of total return over the long term, consistent with reasonable risk.

      FUND 4 - the "GLOBAL ALLOCATION FUND" invests in a varying mix of U.S. and foreign equity, debt and money market securities in order to benefit from shifts in the relative performance of different capital markets.

      FUND 5 - the "S&P 500 STOCK INDEX FUND" invests in the companies included in the Standard & Poor's 500 Index. Aims to match the returns of that index before fees and expenses.

      FUND 6 - the "ALLIANCE QUASAR FUND" invests in the stocks of small and medium-sized companies that the fund manager believes have potential for above-average, long-term capital appreciation. Has strong earnings potential accompanied by strong volatility potential.

      FUND 7 - the "DAVID NY VENTURE FUND" invests in large capital stocks identified as being value-priced with the potential for long-term growth.

      FUND 8 - the "GROWTH CLD FUND" invests in large capital securities that have been identified as having the potential of being undervalued at the market purchase price.

      FUND 9 - the "SFS STOCK FUND" invests in Santa Fe Snyder Corporation common stock.

      FUND 10 - the "AIM INTERNATIONAL EQUITY FUND" invests in stocks of large companies in foreign countries, including France, the United Kingdom, Germany and Japan. The fund return tracks the European Australia Far East
      (EAFE) Index and may fluctuate significantly in response to changes in currency rates, as well as the factors that affect stock funds generally.

      LOANS
      Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment funds to the Participant Loan Fund. Loan terms range from one to five years or up to ten years for the purchase of a primary

SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
MAY 24, 1999 AND DECEMBER 31, 1998
--------------------------------------------------------------------------------

      residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates determined by the plan administrator. Principal and interest are paid through monthly payroll deductions.

      After the May 5, 1999 Merger, loan balances were transferred for all active participants to Putnam Fiduciary Trust Company.

      WITHDRAWALS, TRANSFERS AND FORFEITURES
      Distribution of the participant's entire account becomes due upon retirement, at or after age 55 or upon death or total disability. Such account balances may be distributed either in a lump-sum distribution or in instalments, as described in the plan agreement. Participants are entitled to receive the balance of their individual contribution account plus their vested interest in their employer contribution account upon termination of employment. Participants may make hardship withdrawals from their individual contribution account, subject to certain restrictions.

      The nonvested amounts in a participant's employer contribution account are forfeited to the Plan upon termination. Such forfeitures are allocated to the remaining participants based upon annual compensation in a manner defined by the plan agreement. These forfeitures do not reduce the employer contribution. Forfeitures of $634 and $44,661 were allocated to remaining participants for the period January 1, 1999 through May 24, 1999 and the year ended December 31, 1998, respectively.

      AMENDMENT AND TERMINATION
      Although it has expressed no intention to do so, the employer may suspend or discontinue contributions under the Plan and have reserved the right to terminate the Plan subject to the provisions of ERISA. In the event of full or partial termination of the Plan, participants will become fully vested in their individual and employer contribution accounts and will be entitled to distributions of their entire accounts according to the plan document and ERISA.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      METHOD OF ACCOUNTING
      Financial statements of the Plan are prepared on the accrual basis of accounting and include all adjustments necessary to present fairly the financial statements of the Plan in accordance with generally accepted accounting principles.

      VALUATION OF INVESTMENTS
      The Plan's investments are held by and administered by the trustee and are recorded at fair market value as determined by published quotations. Investments are accounted for on the GAAP preferred trade date. Loans are valued at cost which approximates fair market value.

      CONTRIBUTIONS
      Employee contributions are recorded in the periods in which the Company makes payroll deductions from the plan participants' earnings. Employer contributions are recorded on an annual basis as determined by the Board of Directors.

SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
MAY 24, 1999 AND DECEMBER 31, 1998
--------------------------------------------------------------------------------

      INCOME RECOGNITION
      Investment income from dividends and interest is recorded on the accrual basis, with dividends accrued on the ex-dividend date. The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its instruments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

      EXPENSES
      The employer has paid for the majority of the expenses related to the administration of the Plan, but is not obligated to do so. The employer will not require reimbursement for these expenses. Any such expenses not paid by the employer shall be paid from the plan assets. The Plan had no administrative expenses in 1999 and $15,638 in 1998.

      BENEFITS
      Benefit claims are accrued when they have been processed and approved for payment by the Plan. Claims processed and approved, but unpaid as of the Plan's fiscal year end, are not shown as liabilities on the statement of net assets available for plan benefits but are reflected as liabilities on the Plan's Form 5500.

      USE OF ESTIMATES
      The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities and the periods in which certain items of revenue and expense are included. Actual results may differ from such estimates.

      NEW ACCOUNTING STANDARDS
      Effective May 24, 1999, the Plan elected early adoption of Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (the SOP). The SOP modifies disclosures related to participant-directed investments, significant investment holdings of the Plan and benefit-responsive investment contracts. The Plan's financial statement disclosures, where applicable, have been conformed to the SOP.

3.    FEDERAL INCOME TAX STATUS OF THE PLAN

      FEDERAL INCOME TAXES
      The Internal Revenue Service issued a favorable letter of determination with respect to the tax status of the Plan dated October 28, 1997. Management believes the Plan's design and operations are in compliance with the applicable requirements of the Internal Revenue Code (Code). Therefore, the related trust is exempt from federal income tax under Code
      Section 501(a).

SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
MAY 24, 1999 AND DECEMBER 31, 1998
--------------------------------------------------------------------------------

4.    INVESTMENTS

      The following table represents the fair values of investments as of May 24, 1999 and December 31, 1998. Investments that represent 5% or more of the Plan's net assets are separately identified:

                                                      MAY 24,      DECEMBER 31,
                                                       1999           1998

      Investments at fair value as determined by
        quoted market price:
         Ret Preservation Trust Fund ...........    $ 1,881,314    $ 1,658,172
         Corporate Bond Fund ...................      1,289,024      1,475,046
         Capital Class D Fund ..................      2,769,680      3,340,443
         S&P 500 Stock Index Fund ..............      5,496,989      5,561,434
         Alliance Quasar Fund ..................      2,240,467      3,026,859
         Davis NY Venture Fund .................      1,255,345        920,796
         SFS Stock Fund ........................      1,497,404      1,228,149
         Other collective trust funds ..........      1,760,280      1,322,704
                                                    -----------    -----------

            Total investments at fair value ....    $18,190,503    $18,533,603
                                                    -----------    -----------
5.    SUBSEQUENT EVENTS

      On May 5, 1999, the Plan was merged into the Santa Fe Snyder Savings Investment Plan (the SFS Plan). Under the new consolidated plan, the Plan's funds were mapped to similar funds in the SFS Plan: thus, none of the Plan's funds survived the Merger.

SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN
ASSETS HELD FOR INVESTMENT PURPOSES
MAY 24, 1999
--------------------------------------------------------------------------------

                   (B)                                          (C)                                  (E)
               IDENTITY OF                                  DESCRIPTION                            CURRENT
 (A)         ISSUE, BORROWER                               OF INVESTMENT                            VALUE


 *    Merrill Lynch Trust Company     S&P 500 Stock Index Fund,  $15.30 net asset value           $  5,496,989
 *    Merrill Lynch Trust Company     Capital Class D Fund, $34.36 net asset value                   2,769,680
 *    Merrill Lynch Trust Company     Alliance Quasar Fund, $25.00 net assets value                  2,240,467
 *    Merrill Lynch Trust Company     Ret Preservation Trust Fund, $1.00 net asset value             1,881,314
 *    Merrill Lynch Trust Company     Corporate Bond Fund, $6.96 net asset value                     1,289,024
 *    Santa Fe Snyder Corporation     SFS Stock Fund, $.01 par value                                 1,497,404
 *    Merrill Lynch Trust Company     Davis NY Venture Fund, $25.01 net asset value                  1,255,345
 *    Merrill Lynch Trust Company     Global Allocation Fund, $12.60 net asset value                   493,819
 *    Merrill Lynch Trust Company     AIM International Equity Fund, $18.61 net asset value            500,099
 *    Merrill Lynch Trust Company     Growth CLD Fund, $21.46 net asset value                          766,362
 *    Participant loans               Loans to participants, interest rates ranging from
                                       8.5% to 11.5%                                                   122,982
                                                                                                --------------

                                                                                                  $ 18,313,485
                                                                                                --------------

* Indicates party-in-interest.